

January 21, 2011

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Advanced Ventures Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-169861**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 3 and your disclosure on the prospectus cover that your offering will end 180 days after the date of the prospectus. Given that you dated the prospectus January 6, 2011, the disclosure on your prospectus cover conflicts with the statement on your Form S-1 facing page that the offering will end "about July 31, 2011." Please reconcile. When you revise your cover in response to this comment, please state clearly on the prospectus cover the date the offering will end, not vague disclosure about the offering ending "about" a disclosed date.

Our Company, page 5

2.   Please highlight in your prospectus summary your statement on page 30 regarding the primary market in which you plan to sell any product you develop.

If we are unable to obtain funding for development of a valid prototype, page 8

3.   We note your response to prior comment 7 and your reference to a "number of factors." It is unclear why you believe such a vague reference provides investors sufficient information to evaluate your disclosure about the cost of developing a prototype. Please advise or revise.

4.   Your response to prior comment 8 about the "efforts" of others does not appear to address that comment as to whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patent are similar to your estimates and any known reasons for the similarity. Please advise or revise.

5.   We note that you now include internet addresses in this risk factor. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000), regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.

You will experience difficulties in attempting to enforce liabilities, page 13

6.   It does not appear that you have provided the disclosure requested in prior comment 10. Therefore, we reissue the comment. In your revised disclosure, clarify why you believe Israel may not permit lawsuits for enforcement of judgments based on United States laws and why you believe it is uncertain whether a decision from a United States court would be accepted in Israel.

The investors may sustain a loss on their investment, page 14

7.   We note your response to comment 12; however, you continue to refer to "management's valuation" in this risk factor. Therefore, we reissue the comment to reconcile your reference to "management's valuation" in this risk factor with your statement under "Determination of Offering Price" on page 15 that there has been no valuation. Provide us a copy of any valuation analysis.

There is no established public market, page 14

8.   Please provide us the basis for your disclosure added in response to prior comment 14 that "purchases of [y]our common stock are free to trade their shares in any state." Cite all authority on which you rely.

Percent of Net Proceeds Received, page 14

9.   Please expand your response to prior comment 16 to tell us the basis for your
        statement regarding what you know about the extent to which companies whose
        primary business was the development of patents purchased from the party who sold
        you your patent changed their business plan before the technology was
        commercialized. Given the similarities of parties involved in transactions involving
        the development of other patents purchased from the party who sold you your patent,
        the basis for your statement that you are "not aware of any information" is unclear.

Dilution, page 15

10.   Please tell us why it is appropriate to include the proposed net proceeds and shares
        sold in the calculation of historical net tangible book value and book value per share.
        Your disclosure should start with historical net tangible book value per share,
        excluding any proceeds from the proposed offering, and then compare that amount to
        net tangible book value per share after the offering.   Please revise, as appropriate, in
        your next amendment.

Our Business, page 16

11.   Please disclose your responses to the first, second and fourth bullet points of prior
        comment 19.   Also, if there are relationships between you and the inventors, please
        disclose those relationships.

12.   Please clarify why you would purchase a patent to which you already had all "right,
        title, and interest" according to the first "WHEREAS" clause of exhibit 10.1.

13.   Regarding your response to prior comment 20, please:

        • Expand your response to explain fully whether you need any government
          approval for your proposed product.
        • Expand your response to explain fully whether there are any existing or probable
          government regulations on your business.
        • Reconcile your response that you deleted the reference with the reference to
          "government restrictions" that still appears in the first paragraph on page 10.

        See Regulation S-K Item (h)(4)(viii) and (ix).

14.   We note your response to prior comment 21. However, the clause still appears in the second sentence on page 17. Therefore, we reissue the last two sentences of that comment.

Business Summary and Background, page 17

15.   Please expand your response to prior comment 24 to tell us about the inventors' experience in the medical device field. If you are unaware of the inventors' experience or what was involved in designing and patenting the technology to date, please tell us about all diligence you conducted before you purchased the technology to determine the amount you would pay for it. If you have not conducted any diligence and do now know about the inventors' experience or what was involved in designing and patenting the technology to date, please add appropriate risk factors.

Contractual Obligations & Concessions, page 19

16.   We note your response to prior comment 25. Please reconcile the disclosure in this section that you acquired the technology with the disclosure in the second paragraph on page 18 that you licensed the technology.

General Working Capital, page 22

17.   Please clarify how, if you have $43,300 in liabilities as of September 30, 2010 as you disclose on page F-3 and you require $30,000 to cover fees unrelated to development as you disclose on page 15 and in response to prior comment 26, you can develop a prototype if you raise only $30,000 as you disclose here (or $40,000 as you disclose on page 21).

Directors and Executive Officers, page 25

18.   We reissue prior comment 33. Please describe clearly in your prospectus the specific experience, qualifications, attributes, or skills that led to the conclusion that Jacky Shenker and Rachel Feldstein should serve as directors. Merely identifying your directors' background does not clarify for investors which elements in your disclosure reflect the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as directors at this time in light of your business and structure. See Regulation S-K Item 401(e).

Certain Relationships and Related Transactions, page 27

19.   Please update the disclosure in this section. For example, we note the disclosure in the second paragraph on page 28 of loans from your officers and directors as of

September 30, 2010. Also, please disclose when you received the loans from each officer and director.

Director Independence, page 28

20.   We note your response to prior comment 35. Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Security Ownership, page 28

21.   Please show the effect of this offering on the percentages in the table in this section of your document.

Our Common Stock, page 29

22.   Please expand your disclosure added in response to prior comment 36 to clarify when the six-month period ends.

Plan of Distribution, page 29

23.   Your response to prior comment 39 does not reconcile the statement that the third condition mentioned on page 30 is met with your description of Mr. Shenker's employment since August 2008 on page 25. Therefore, we reissue the comment.

Offering Period and Expiration Date, page 30

24.   Your responses to prior comments 41 and 42 appear to be inconsistent. How could investors have rights as shareholders when they deliver the subscription agreement with funds if you could reject the subscription 12 days later? Will the investor be a stockholder of your company for those 12 days? Also, does the 12 days begin when the subscription agreement is sent or when you receive it? Please clarify.

Rights to Reject Subscriptions, page 31

25.   We note your response to prior comment 42. Please reconcile your disclosure regarding "rejected subscriptions will be returned within 12 business days" with the reference to "promptly returned" in exhibit 99.1.

Indemnification for Securities Act Liabilities, page 32

26.   It does not appear that you responded to the first sentence of prior comment 44 to tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Therefore, we reissue the first sentence of the comment.

Available Information, page 33

27.   It does not appear that you responded to the second bullet point of prior comment 45. If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Signatures, page 36

28.   We note the reference in the first paragraph to October 12, 2010. Please revise to include a current date.

Exhibits

29.   We reissue prior comment 50 in part. Please note that exhibit 3.1 should not be presented as a graphic or image file. Please refile the exhibit.

Exhibit 3.2

30.   Regarding your response to prior comment 44, it appears that the bylaws filed as an exhibit to this filing are incomplete. For example in response to prior comment 44 on indemnification, you expanded the disclosure in the second paragraph on page 32 to refer to section XII of your bylaws. However, exhibit 3.2 of this filing includes Articles I - XI and does not mention indemnification compared to exhibit 3.2 of your prior filing which included Articles I - XIII, including Article XII on indemnification. Please file a complete exhibit.

Exhibit 10.1

31.   We note your response to prior comment 52. However, it appears that you have again omitted Annex 1 and Annex 2. Therefore, we reissue prior comment 52 to file an accurate and complete exhibit.

Exhibit 99.1

32.   We note that you filed a new exhibit in response to prior comment 55; however, it remains unclear why many of the agreements and representations you are requiring investors to make are appropriate. For example, you should not require any representation that implies that, by making the representation, your responsibilities or investors' rights under the Securities Act might be waived; see Section 14 of the

Securities Act. Also, you should not require investors to make representations that are inconsistent with the facts of your transaction; for example, section 4(vi) of this exhibit appears to require investors to represent that this registered transaction is exempt from registration. Please provide us a separate analysis of each agreement and representation that you intend to require from investors, explaining to us why you believe the agreement or representation is appropriate and citing all authority on which you rely.

33.   Please tell us why there is a reference to Crown Dynamics in the first sentence of the subscription agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Michael S. Krome, Esq.